Via Facsimile and U.S. Mail
Mail Stop 6010

April 16, 2007

Mr. Gerard G. Gorman
Senior Vice President and Chief Financial Officer
Immunomedics, Inc.
300 American Road
Morris Plains, NJ   07950

Re: **Immunomedics, Inc.**
        Form 10-K for Fiscal Year Ended June 30, 2006
        Filed on August 29, 2006
        File No. 000-12104

Dear Mr. Gorman:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant